May 22, 2006



Ryan Milne
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

         Re:      Metalline Mining Company
                  Form 10-KSB for the Fiscal Year Ended October 31, 2005 Filed January 31, 2006 File No. 000-27667

Dear Mr. Milne:

      This law firm acts as securities counsel for Metalline Mining Company ("Metalline"), and we have been asked to respond on behalf of Metalline to your letter dated May 12, 2006. As we discussed on the telephone earlier today, we would like a 10 day extension to reply to your comments, which you said was acceptable. Therefore, we will respond to your comment letter on or before June 1, 2006.


                                                     Sincerely yours,

                                                     /s/ Theresa M. Mehringer

                                                     Theresa M. Mehringer


cc:   Merlin Bingham, Metalline Mining Company